

August 1, 2017

Mail Stop 4720

Via E-mail
Koos Timmermans
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 20, 2017**
> **File No. 001-14642**

Dear Mr. Timmermans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 15 – Controls and Procedures, page 138

1.   Please tell us where you conclude on the effectiveness of the company's disclosure control and procedures pursuant to Item 15 of the Form 20-F. To the extent such disclosure has been omitted, please explain to us how this omission impacts your conclusion on the effectiveness of the company's disclosure control and procedures and internal control over financial reporting for the year ended December 31, 2016.

Koos Timmermans
ING Groep N.V.
August 1, 2017
Page 2

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

2.2.1 Risk Management, page F-141

Credit Risk, page F-155

Forbearance, page F-181

2.   We note your disclosure on page 157 that troubled debt restructurings (TDRs) are loans
       that have been restructured due to deterioration in the borrower's financial position and in
       relation to which, for economic or legal reasons related to the borrower's deteriorated
       financial position, you have granted a concession to the borrower you would not have
       otherwise granted. Your disclosure indicates that you have EUR 602 million, EUR 462
       million and EUR 416 million of TDRs outstanding as of December 31, 2016, 2015, and
       2014, respectively. However, we also note page F-181 where you describe that a
       forbearance occurs when a client is considered to be unable to meet its financial
       commitments under the contract due to financial difficulties and you decide to grant
       concessions to the client. Your disclosure indicates that you have EUR 14,860 million
       and EUR 10,637 million of forborne assets as of December 31, 2016 and 2015,
       respectively. In an effort to provide more clarity and to differentiate forbearance loans
       from TDRs, please provide to us and, to extent material, revise your accounting policies,
       to disclose the following:

       •   Differentiate a forbearance loan from a TDR. In this regard, explain in greater detail
           how you determine if a modification is a TDR versus a forbearance loan in light of
           the similar descriptions for each.

       •   Describe the factors leading to the removal of the TDR designation for these loans
           during the applicable periods and quantify for us how many loans have been removed
           from the TDR designation during the periods presented.

       •   We note your disclosure on page F-181 that forborne loans will be reported as
           forborne for a minimum of two years. Please describe all of the factors that are
           considered before removing the loan from the forborne loan population, and quantify
           the amount of loans that have been removed from forborne status during the years
           presented.

       •   Explain how modifications to loans (whether through forbearance or TDRs) within
           each of your loan segments are factored into the determination of the allowance for
           credit losses.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services